UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

______________________________________________________________________________________

Management's Discussion and Analysis
of Financial Conditions and Results of Operations
For the quarter and six months ended June 30, 2007
All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited consolidated financial statements and MD & A for the year ended December 30, 2006. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2006, except for the change in accounting policies noted below. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the six months ended June 30, 2007 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Off-Balance Sheet Arrangements”, “Derivative Financial Instruments“, “Critical Accounting Estimates” or, “Market Risks and Uncertainties” to those outlined in the Company’s 2006 annual
MD & A. As such, they are not repeated herein. The information in this MD & A is current as of August 2, 2007.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Net income for the second quarter ended June 30, 2007 were $10.8 million or $0.32 per diluted share compared to $17.9 million or $0.55 per diluted share for the corresponding quarter a year ago. Revenue for the period was $459.0 million compared to $435.9 million during the second quarter last year. Six month net income decreased to $38.8 million or $1.17 per diluted share from $42.1 million or $1.28 per diluted share a year ago. Year-to-date revenue was $914.7 million, up from last year’s first half revenue of $886.9 million. Excluding the impact of foreign exchange and Dorel Australia, acquired in the year, organic revenues increased by 1.8% in the quarter and are flat year-to-date.

Revenue increases in the Juvenile and Recreational / Leisure segments offset declines in the Home Furnishings segment in both the second quarter and year-to-date. Juvenile segment revenues in the quarter increased by 9.6% and by 6.7% year-to-date where sales increases in Europe offset declines in North America in both the second quarter and year to date. At the end of February 2007, Dorel acquired a 55% interest in IGC (Australia) Pty Ltd, based in Melbourne, Australia. Dorel Australia, now operating as IGC Dorel Pty Ltd, four month revenues included in 2007 first half results were $10.2 million. The Recreational / Leisure segment revenues also increased in both the quarter and year-to-date, by 16.7% and 12.7 % respectively. Home Furnishing revenues in the quarter declined by 12.0% and by 10.1% year-to-date. While a portion of this decline was due to certain customers switching from a traditional “buy and sell” model to a commission structure, some large Home Furnishing customers did reduce orders in the second quarter, negatively affecting sales.

As announced earlier this year, Dorel Europe (within the Juvenile segment) is implementing significant operational changes related to its production facilities in Italy and France. Additionally, on May 17, 2007 the Company announced a plan for restructuring at Ameriwood Industries (within the Home Furnishings segment) as the Company has determined that its current ready-to-assemble (RTA) furniture manufacturing footprint exceeds anticipated market needs. The plan calls for the suspension of the majority of manufacturing operations at the Dowagiac, Michigan RTA facility by mid-July. Note 3 to the June 30, 2007 interim financial statements includes complete details related to these initiatives.

As such, results for 2007 include restructuring costs for both of these initiatives. Also note that the comparative 2006 figures include restructuring costs for Ameriwood’s Wright City, Missouri plant closure that was concluded in 2006. As a result, the Company is including in this MD & A the following non-GAAP financial measures; “adjusted gross margin”, “adjusted earnings from operations”, “adjusted net income” and “adjusted earnings per share”. The Company believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore, this MD & A contains these non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. Contained within this MD & A are reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

Below is a reconciliation to certain of these non-GAAP financial figures

Reconciliation to non-GAAP financial measures

	Second Quarter ended		Six Months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net income - as reported	$ 10,845	$ 17,936	$ 38,784	$ 42,117

Earnings per Share - as reported
Basic	$0.32	$0.55	$1.17	$1.28
Diluted	$0.32	$0.55	$1.17	$1.28

Reconciling items
Juvenile segment restructuring costs included in pre-tax income	$ 3,758	$ -	$ 5,884	$ -
Less: Income taxes on restructuring costs	(1,250)	-	(1,999)	-
After-tax amount of restructuring costs	2,508	-	3,885	-

Home Furnishing segment restructuring costs included in pre-tax income	$ 9,747	$ 218	$ 9,747	$ 682
Less: Income taxes on restructuring costs	(3,340)	(78)	(3,340)	(240)
After-tax amount of restructuring costs	6,407	140	6,407	442

Adjusted net income	$ 19,760	$ 18,076	$ 49,076	$ 42,559

Adjusted Earnings per Share
Basic	$0.59	$0.55	$1.48	$1.30
Diluted	$0.59	$0.55	$1.48	$1.30

Gross margins improved by 240 basis points in the quarter and have improved by 220 basis points year-to-date. This margin improvement came from all three segments and generated an additional $15.8 million in margin dollars in the quarter and $25.8 million in margin dollars year-to-date. The Company’s selling, general and administrative (S,G & A) costs have increased in 2007 versus 2006 by $7.4 million for the quarter and $15.7 million year-to-date. Despite running at higher levels than the prior year, the increases are near plan. The major components of the increase are higher costs in Europe due to both greater sales activity and the conversion of expenses at a higher rate of exchange, the impact of the Dorel Australia acquisition and higher legal costs. Expenses associated with product liability are consistent with the prior year.

The principal changes in earnings from 2006 to 2007 are summarized as follows:

Earnings from operations by Segment:	Quarter	Year-to-Date
Juvenile increase, excluding restructuring costs	$ 3,906	$ 8,077
Home Furnishings increase (decrease), excluding restructuring costs	818	(1,839)
Recreational/Leisure increase	7,936	7,727
Restructuring costs in 2007	(13,505)	(15,631)
Restructuring costs in 2006	218	682
Total earnings from operations decrease	(627)	(984)

Lower interest costs	1,296	2,665
Increase in income taxes	(6,435)	(2,665)
Other	(1,325)	(2,349)
Total decrease in after-tax earnings	$ (7,091)	$ (3,333)

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Sept. 30, 2006	Dec. 30, 2006	Mar. 31, 2007	June 30, 2007
Revenues	$ 436,300	$ 447,930	$ 455,669	$ 459,035

Net income	$ 25,073	$ 21,675	$ 27,939	$ 10,845

Earnings per share
Basic	$ 0.76	$ 0.66	$ 0.85	$ 0.32
Diluted	$ 0.76	$ 0.66	$ 0.85	$ 0.32

Operating Results for the Quarters Ended
	Sept. 30, 2005	Dec. 30, 2005	Mar. 31, 2006	June 30, 2006
Revenues	$ 423,329	$ 430,258	$ 451,024	$ 435,914

Net income	$ 19,826	$ 22,546	$ 24,181	$ 17,936

Earnings per share
Basic	$ 0.60	$ 0.69	$ 0.74	$ 0.55
Diluted	$ 0.60	$ 0.69	$ 0.74	$ 0.55

Segmented Results

Effective January 2007, the Company’s electric ride-on toy business, previously sold and serviced by DJG USA in the Juvenile segment, has been transferred to Pacific Cycle in the Recreational / Leisure segment. To allow for better year-over-year comparability, all prior year comparative segmented revenue and earnings figures have been re-stated, adding these sales and related earnings to the Recreational / Leisure segment and removing them from the Juvenile segment. As such, for the second quarter revenues of $3.0 million and earnings of $0.3 million have been re-classified. Year-to-date revenues of $7.5 million and earnings of $0.7 million have been re-classified.

Segmented figures are presented in Note 12 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	69.3%	70.8%	68.7%	71.1%
Gross Margin	30.7%	29.2%	31.3%	28.9%
Selling, general and administrative expenses	16.6%	15.8%	15.4%	13.9%
Depreciation and amortization	3.5%	3.4%	3.3%	3.2%
Research and development costs	0.5%	0.7%	0.6%	0.7%
Restructuring costs	1.6%	-	1.2%	-
Earnings from operations	8.5%	9.3%	10.8%	11.1%

Reconciliation to non-GAAP financial measures	Second quarter ended June 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$ 233,607	$ -	$ 233,607
Cost of sales	161,946	-	161,946
Gross Margin	71,661	-	71,661
Gross Margin %	30.7%		30.7%
Selling, general and administrative expenses	38,658		38,658
Depreciation and amortization	8,163		8,163
Research and development costs	1,122		1,122
Restructuring costs	3,758	(3,758)	-
Earnings from operations	$ 19,960	$ 3,758	$ 23,718
Earnings as a percentage of revenues	8.5%		10.2%

Reconciliation to non-GAAP financial measures	Six months ended June 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$ 478,834	$ -	$ 478,834
Cost of sales	329,034	-	329,034
Gross Margin	149,800	-	149,800
Gross Margin %	31.3%		31.3%
Selling, general and administrative expenses	73,453		73,453
Depreciation and amortization	15,573		15,573
Research and development costs	3,040		3,040
Restructuring costs	5,884	(5,884)	-
Earnings from operations	$ 51,850	$ 5,884	$ 57,734
Earnings as a percentage of revenues	10.8%		12.1%

The Juvenile segments results include restructuring costs pertaining to its European operations as described above. The restructuring that was initiated in the fourth quarter of 2006 continued into 2007 and as such the second quarter includes pre-tax restructuring charges of $3.8 million. Year-to-date, these costs total $5.9 million. Since the inception of the plan, a total of $9.9 million has been expensed out of the total expected cost of approximately $15 million. Led by another robust performance by Dorel Europe and the strong Euro, second quarter Juvenile segment revenues rose 9.6% to $233.6 million from $213.2 million last year. Year-to-date revenue generated in 2007 by the Company’s European operations comprised 48% of total segment sales, whereas the US operations contributed 42% of the total. This compares to 42% and 52% respectively for the six month period ended June 2006.

Earnings from operations were $20.0 million for the quarter. Adjusted earnings from operations increased 19.7% to $23.7 million from $19.8 million in the prior year. Excluding the impact of foreign exchange and the contribution of Dorel Australia, organic sales growth in the second quarter was 2.4%. Six month revenue was up 6.7% to $478.8 million from last year’s $448.8 million. Earnings from operations were $51.9 million for the six month period. Adjusted earnings from operations rose 16.3% to $57.7 million from $49.7 million. Excluding foreign exchange and Dorel Australia, year-to-date sales were flat with the prior year as gains in Europe and Canada were offset by lower sales at DJG USA.

Revenue at Dorel Europe increased 17.5% for the quarter and 21.0% year to date. Organic revenue growth in Europe, excluding the benefit of a stronger Euro in 2007, was 9.6% in the quarter and 12.0% year-to-date. An important contributor to the growth in Europe was sales of car seats and strollers under the Quinny and Maxi brands, with especially strong results in the United Kingdom, Germany and Eastern Europe. Revenue in North America was down 3.0% for the quarter and 7.9% year-to-date. DJG USA’s revenues declined by 7.7% in the quarter and are 13.7% behind last year’s six month sales levels. Offsetting this is Dorel Distribution Canada which had a solid second quarter. Dorel Australia, the Company’s newest division, was profitable during the quarter and management is pleased with the progress being made in selling Dorel’s complete set of brands through this division.

Gross margins in Europe have improved over 2006 levels due mainly to a more profitable product mix. The stronger Euro also had a positive effect as imported goods are purchased in U.S. dollars. This along with higher sales levels increased earnings in both the quarter and year-to-date as compared to the prior year. Combined gross margins in Canada and the United States were consistent with last year in both the second quarter and year-to-date. However, North American earnings from operations for the quarter and year-to-date are both lower than the prior year due to the lower sales volumes at the DJG USA division. Selling, general and administrative (S,G & A) expenses are higher than the prior year due mainly to higher costs in Europe due to greater sales activity and the rate of exchange used to translate these expenses to U.S. dollars. Dorel Australia has also added $1.7 million of S,G & A expenses thus far in 2007. Costs associated with product liability in 2007 for the Juvenile segment totaled $6.6 million in the second quarter and $11.1 million year-to-date, consistent with 2006 levels.

Home Furnishings

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	87.1%	86.7%	87.0%	87.1%
Gross Margin	12.9%	13.3%	13.0%	12.9%
Selling, general and administrative expenses	8.8%	7.4%	9.0%	7.3%
Depreciation and amortization	1.5%	1.4%	1.4%	1.3%
Research and development costs	0.7%	0.6%	0.6%	0.6%
Restructuring costs	5.7%	-	2.7%	-
Earnings from operations	-3.8%	3.9%	-0.7%	3.7%

Reconciliation to non-GAAP	Second Quarter ended June 30
financial measures	2007			2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$105,643	$ -	$ 105,643	$120,079	$ -	$ 120,079
Cost of sales	92,026	(3,750)	88,276	104,140	(218)	103,922
Gross Margin	13,617	3,750	17,367	15,939	218	16,157
Gross Margin %	12.9%		16.4%	13.3%		13.5%
Selling, general and administrative expenses	9,312		9,312	8,951		8,951
Depreciation and amortization	1,601		1,601	1,656		1,656
Research and development costs	758		758	672		672
Restructuring costs	5,997	(5,997)	-	-	-	-
Earnings from operations	$ (4,051)	$ 9,747	$ 5,696	$ 4,660	$ 218	$ 4,878
as a percentage of revenues	-3.8%		5.4%	3.9%		4.1%

Reconciliation to non-GAAP	Six months ended June 30
financial measures	2007			2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$228,196	$ -	$ 228,196	$253,806	$ -	$ 253,806
Cost of sales	198,621	(3,750)	194,871	221,133	(682)	220,451
Gross Margin	29,575	3,750	33,325	32,673	682	33,355
Gross Margin %	13.0%		14.6%	12.9%		13.1%
Selling, general and administrative expenses	20,563		20,563	18,662		18,662
Depreciation and amortization	3,207		3,207	3,305		3,305
Research and development costs	1,448		1,448	1,442		1,442
Restructuring costs	5,997	(5,997)	-	-	-	-
Earnings from operations	$ (1,640)	$ 9,747	$ 8,107	$ 9,264	$ 682	$ 9,946
as a percentage of revenues	-0.7%		3.6%	3.7%		3.9%

As announced in May of 2007, Ameriwood planned to suspend operations at its Dowagiac, Michigan plant, as its overall manufacturing footprint exceeds anticipated demand for domestically manufactured furniture. This occurred in July and resulted in the Company recording a second quarter pre-tax restructuring charge of $9.7 million, of which $3.7 million is grouped in cost of sales. Of the total amount, $9.5 million represents the write-down of building, equipment and inventory, a non-cash expense. The remaining $0.2 million is mainly for employee severance and will be paid out over the course of the year. The total cost of the restructuring is expected to be $11.5 million, the majority of which will be recorded in the current year.

Second quarter Home Furnishings revenue decreased 12.0% to $105.6 million from $120.1 million. The loss from operations in the quarter was $4.1 million, while adjusted earnings from operations increased 16.8% to $5.7 million from $4.9 million. Year-to-date revenues were $228.2 million, down 10.1% from last year’s $253.8 million. The year-to-date loss from operations was $1.6 million, while adjusted earnings from operations were $8.1 million, down 18.5% from the $9.9 million recorded a year ago. Included in the 2007 second quarter earnings figure is an insurance recovery of $2.2 million. This amount is the final portion of a claim settlement related to the Company’s business interruption insurance policy. The amount received was for additional production costs incurred due to a lack of board supply following a mid-2006 fire at one of the Company’s primary suppliers of particle board.

A slowdown in the U.S. housing industry has affected the Home Furnishings segment. This is illustrated by the fact that as a whole, point-of-sale (POS) figures are down at several customers. Additionally, a number of the divisions within the segment were adversely affected as two major customers attempted to lower their on-hand quantities of furniture inventory. Ameriwood and Dorel Asia were the most affected by these customers reducing their order levels in the quarter. Despite their lower sales levels, Ameriwood adjusted gross margins and earnings did improve in the second quarter and are ahead of last year for the six months ending June 30. Excluding restructuring costs and the $2.2 million insurance recovery recorded in the second quarter, earnings at Ameriwood were flat with last year, with revenues being lower by almost 10%. Due to lower revenues, Dorel Asia’s earnings were also lower in the quarter and year-to-date earnings are approximately 15% below last year.

As well, as of this year, Dorel Asia now recognizes only the revenue from commissions as opposed to the previous method of recognizing the complete sale for more of its customers, thereby reducing revenues but not affecting earnings. While Dorel Home Products (DHP) was also moderately affected by the customer inventory reductions, second quarter sales were almost 50% higher than the prior year, rebounding from a very slow first quarter. As a result year-to-date earnings are now behind last year’s by 14.4% as opposed to the first quarter shortfall of almost 70%. Despite higher sales, earnings at Cosco Home & Office were affected by a less profitable sales mix. A large proportion of lower margin items are being sold and continuing legal fees related to its on-going claim against a major international law firm have hampered earnings. Year-to-date, these legal fees total approximately $2 million. The combination of these higher costs and less profitable product mix are the principal reasons for Cosco’s six month earnings running $4.9 million behind last year’s figures.

For the segment as a whole gross margins, excluding restructuring costs grouped in cost of sales, have improved over last year. This improvement has occurred at Ameriwood where improved performance has offset the lower margins being experienced at Cosco Home & Office. Selling, general and administrative expenses rose by $0.4 million in the second quarter of 2007 versus 2006. However, as a percentage of revenues this represents an increase of 130 basis points due to lower revenue levels. Year-to-date costs have increased by $1.9 million, due mainly to higher legal costs at Cosco Home & Office. For this reason and as a result of lower sales for the segment as a whole, these costs as a percentage of revenues rose to 9.0% compared to 7.4% in 2006.

Recreational / Leisure

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	79.4%	84.4%	79.9%	82.2%
Gross Margin	20.6%	15.6%	20.1%	17.8%
Selling, general and administrative expenses	8.7%	9.5%	9.5%	10.2%
Depreciation and amortization	0.3%	0.3%	0.4%	0.3%
Earnings from operations	11.6%	5.8%	10.2%	7.3%

Pacific Cycle’s second quarter revenue was up 16.7% to $119.8 million from $102.6 million a year ago. Earnings from operations jumped 132.7% to $13.9 million from $6.0 million. For the six months, revenue totaled $207.7 million, up 12.7% from $184.3 million, while earnings from operations rose 57.6% to $21.1 million, compared to $13.4 million last year. The segment has broadened its product line in 2007, but the majority of the revenue growth in 2007 is due to improved bicycle sales to both new and existing customers. Sales to the independent bicycle dealer network increased over the second quarter last year. Response to the new Schwinn electric bike, first shipped earlier this year, has been better than expected. Sales of motor scooters are progressing with the dealer network now numbering around 350 on the way to a forecast of 500 for the year. The ride-on category, formerly with Juvenile, is being revamped with a specific team dedicated to this product line.

A portion of the significant earnings improvement in 2007 is due the fact that the second quarter of 2006 included a $3.5 million pre-tax inventory reserve that was taken at that time on specific bicycle inventory. This reserve had the impact of reducing 2006 margins by 340 basis points in the quarter and 190 basis points year-to-date. Without this reserve, gross margins in 2006 for the quarter and year-to-date would have been 19.0% and 19.7% respectively. This compares to 2007 margins of 20.6% in the quarter and 20.1% year-to-date. The improvement in the current year is due principally to a better mix of product sales. Selling, general and administrative costs as a percentage of revenue declined from 2006 levels despite these costs increasing in dollar terms by $0.7 million in the quarter and $0.9 million year-to-date.

Other Expenses

As a result of lower average borrowings, interest on long term debt in the second quarter of 2007 was $6.0 million, lower than the $7.5 million incurred in 2006. The Company’s year-to-date average interest rate was approximately 6.5% in both 2007 and 2006. Year-to-date corporate expenses in 2007 are $2.3 million higher than in 2006. Included in this increase are higher stock based compensation expenses in the amount of $1.0 million as well as the impact of the stronger Canadian dollar, as the majority of these expenses are incurred in Canada.

The Company’s year-to-date tax rate is 16.4%, within the expected range of 14% to 18%. The Company’s tax rate can vary widely from quarter to quarter given its multi-jurisdictional nature and the impact of changes within certain jurisdictions in a particular period. The current quarter tax rate of 35.8%, which is higher than is typical for Dorel, was principally due to the re-assessment of prior years’ taxes at certain divisions. The amount recorded in the second quarter pertaining to those assessments totaled approximately $4 million. Additionally, adjustments were made at several divisions to bring their tax rates in line with revised full year expectations. For the balance of the year, the tax rate is expected to return to less than 20%, meaning the full year rate is expected to remain in the range of 14% to 18%. In the second quarter of 2006 the Company recorded a tax recovery of $0.4 million on pre-tax earnings of $17.5 million. The recovery in 2006 was a result of lower earnings in higher tax rate jurisdictions and a change in the valuation allowance of a benefit for tax losses of $1.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2.5 (AUD $3.2) million in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7.4 (AUD$9.4) million through its existing credit facilities. The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The Company is presently in the process of allocating the cost of this purchase to the net assets acquired. An amount of $1.8 million has been preliminarily attributed to goodwill.

Cash flow improved over 2006 with year-to-date cash flow from operations increasing to $50.4 million, up from last year’s $44.1 million. This increase came despite lower pre-tax earnings as the majority of the restructuring costs incurred in 2007 were non-cash items. Excluding disbursements related to business acquisitions, year-to-date capital expenditures, comprising fixed assets, deferred development costs and intangible assets, total $15.6 million in 2007, consistent with 2006 spending of $13.9 million. Year-to-date free cash flow, a non-GAAP financial measure defined as cash provided by operating activities less capital expenditures and variations in funds held by ceding insurer, was $34.9 million compared to $30.2 million in 2006, an improvement of $4.7 million as follows:

	2007	2006	Change

Cash provided by operating activities	$ 50,433	$ 44,083	$ 6,350
Less:
Additions to property, plant and equipment - net	(8,387)	(7,530)	(857)
Deferred development costs	(6,620)	(3,928)	(2,692)
Intangible assets	(583)	(2,399)	1,816
Funds held by ceding insurer	-	(57)	57
	(15,590)	(13,914)	(1,676)

Free cash flow	$ 34,843	$ 30,169	$ 4,674

Financing activities in 2007 includes the $7.4 million disbursed in connection with the refinancing of IGC’s debt subsequent to its acquisition. During the first quarter of 2007, the Company received $14.7 million from the issuance of capital stock upon the exercise of company stock options. Included in year-to-date investing activities in 2007 is the $2.2 million paid in reference to the investment in IGC, as described above. This amount represents the amount paid of $2.5 million, net of cash acquired. The 2006 comparative figure of $4.9 million was paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle.

On June 18, 2007 the Board of Directors of Dorel declared a quarterly dividend of twelve and one half cents ($0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the Company. Dividends were paid on July 6, 2007 to shareholders of record at the close of business on June 27, 2007. The dividend amount totals $4.2 million and as it was unpaid as at June 30, 2007, the amount does not appear on the Company’s cash flow statement. This was the second dividend declared in 2007 following the Company’s initial dividend declaration on March 12, 2007 which was paid on April 23, 2007. This dividend forms part of an expected ongoing quarterly dividend policy paying $0.50 per share per annum.

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325.0 million and includes an accordion feature allowing the Company to have access to an additional $200.0 million on a revolving basis, if required. As at June 30, 2007, an amount of $212.0 million relating to this facility is included in long-term debt.

Balance Sheet

At the end of the period, there were no significant changes to the financial position of the Company as at December 30, 2006. The acquisition of IGC and the stronger Euro at June 30, 2007 versus December 30, 2006 does distort certain working capital balances. For a more accurate interpretation of the these changes, readers are asked to consult the Consolidated Statement of Cash Flow which does not include these two sources of variation when comparing the opening and closing periods. The Company’s $55.0 million Series “A” Senior Guaranteed Notes are due in full in February 2008. As such, it has been classified as current as opposed to long-term. It is expected that this amount will be paid from the Company’s revolving bank loan facilities.

Certain of the Company’s working capital ratios are as follows:

	As at:
	June 30, 2007	Dec. 30, 2006
Quick ratio	0.89	0.92
Current ratio	1.84	1.98
# of days in receivables	60.3	58.4
# of days in inventory	87.2	83.2

The days in receivables and days in inventory ratios are relatively consistent over these same periods. It should be noted that these two calculations are done using average accounts receivable and inventory balances as well as a rolling twelve month period for sales and cost of sales so as to minimize the impact of seasonal fluctuations.

As of June 30, 2007, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Change in Accounting Policies

Effective as of the beginning of the 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments re-measured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and June 30, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $0.3 million as at June 30, 2007 ($0.3 million – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet. The adoption of these standards had no impact on the consolidated statement of income.

OTHER INFORMATION

Trading on the Toronto Stock Exchange, which has been the primary market of the Class B Shares since 1990, accounts for more than 85% of the total trading volume of the Class B Shares on the Toronto Stock Exchange and the NASDAQ Global Market combined. In light of the historically low trading volume of Class B Shares on the NASDAQ Global Market, the Company concluded that the increased costs of maintaining the listing of the Class B Shares on the NASDAQ Global Market outweigh the benefits of continuing such listing.

Therefore on March 7, 2007 the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market. The Company filed a notification of removal from listing on the NASDAQ Global Market on Form 25 with the SEC on March 19, 2007. The withdrawal of the Class B Shares from listing was effective 10 days after the filing of this notice. Accordingly, the Class B Shares were suspended from trading on the NASDAQ Global Market as of market open on March 19, 2007 and the Class B Shares were delisted from the NASDAQ Global Market on March 29, 2007.

With the delisting of the Class B Shares from the NASDAQ Global Market, the Company will continue to file or furnish reports with the SEC. However, the Company intends at a future date, if permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), to terminate the registration of the Shares with the SEC. The delisting of the Shares from the NASDAQ Global Market will not affect the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares will continue to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting becomes effective.

The designation, number and amount of each class and series of its shares outstanding as of July 31, 2007 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,440,544	$1,921	28,956,648	$175,350	$177,271

Outstanding stock options and Deferred Share Units values are disclosed in Note 6 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

Expectations remain that organic revenue growth will be modest in 2007, but that earnings improvements, excluding restructuring costs, will outpace revenue increases. In the Juvenile segment, given the progress at Dorel Europe and the strength of the Euro, revenue growth is expected to be in the high single digits. The Juvenile segment adjusted earnings from operations percentage is expected to remain at year-to-date levels. Due to the general furniture inventory pull back at some major customers, revenue in the Home Furnishings segment is now forecast to be less than 2006 levels. The revenue decline that is now anticipated means adjusted earnings are not expected to exceed prior year levels for this segment. The pace of both revenue and earnings increases in the Recreational/Leisure segment, will slow slightly over the second half. However based on the strong first half, this segment’s revenue and earnings will improve significantly over 2006 levels.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at June 30, 2007	As at December 30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 11)	$ 55,992	$ 25,925
Accounts receivable	300,142	294,731
Income taxes receivable	5,618	8,264
Inventories	329,417	326,540
Prepaid expenses	9,871	9,652
Future income taxes	35,675	29,046
	736,715	694,158

PROPERTY, PLANT AND EQUIPMENT	135,202	142,002
INTANGIBLE ASSETS	263,412	261,966
GOODWILL (Note 12)	507,499	501,356
OTHER ASSETS (Note 1)	28,934	27,924
	$ 1,671,762	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 4,917	$ 3,733
Accounts payable and accrued liabilities	310,269	326,915
Income taxes payable	18,212	10,742
Dividends payable	4,175	–
Balance of sale payable	–	605
Current portion of long-term debt	62,929	7,832
	400,502	349,827

LONG-TERM DEBT (Note 4)	313,217	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,611	20,370
FUTURE INCOME TAXES	73,858	74,833
OTHER LONG-TERM LIABILITIES	8,083	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 5)	177,271	162,555
CONTRIBUTED SURPLUS	8,425	6,061
RETAINED EARNINGS	597,448	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	72,347	63,886
	855,491	799,522
	$ 1,671,762	$ 1,627,406

(See accompanying notes)

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second Quarter Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 452,975	$ 429,403	$ 903,134	$ 874,294
Licensing and commission income	6,060	6,511	11,570	12,644
TOTAL REVENUE	459,035	435,914	914,704	886,938

EXPENSES
Cost of sales (Note 3)	349,095	341,741	693,597	691,657
Selling, general and administrative expenses	65,040	57,684	125,859	110,134
Depreciation and amortization (Note 10)	10,124	9,144	19,668	18,070
Research and development costs	1,880	2,252	4,488	4,533
Restructuring costs (Note 3)	9,755	–	11,881	–
Interest on long-term debt	6,011	7,486	12,559	15,260
Other interest	239	60	239	203
	442,144	418,367	868,291	839,857

Income before income taxes	16,891	17,547	46,413	47,081

Income taxes	6,046	(389)	7,629	4,964

NET INCOME	$ 10,845	$ 17,936	$ 38,784	$ 42,117

EARNINGS PER SHARE
Basic	$ 0.32	$ 0.55	$ 1.17	$ 1.28
Diluted	$ 0.32	$ 0.55	$ 1.17	$ 1.28

SHARES OUTSTANDING (Note 7)
Basic – weighted average	33,397,192	32,860,228	33,174,177	32,859,722
Diluted – weighted average	33,399,633	32,860,490	33,197,047	32,859,883

  (See accompanying notes)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Second Quarter Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
NET INCOME	$ 10,845	$ 17,936	$ 38,784	$ 42,117
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	4,986	17,091	8,461	24,498

COMPREHENSIVE INCOME	$ 15,831	$ 35,027	$ 47,245	$ 66,615

 (See accompanying notes)

CONSOLIDATED STATEMENT OF CHANGES

IN SHAREHOLDERS’ EQUITY

ALL FIGURES IN THOUSANDS OF US $

	Six Months Ended
	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
CAPITAL STOCK (Note 5)
Balance, beginning of period	$ 162,555	$ 162,503
Issued under stock option plan	14,716	42
Balance, end of period	177,271	162,545

CONTRIBUTED SURPLUS
Balance, beginning of period	6,061	3,639
Stock-based compensation (Note 6)	2,364	1,247
Balance, end of period	8,425	4,886

RETAINED EARNINGS
Balance, beginning of period	567,020	478,155
Net income	38,784	42,117
Dividends on common shares	(8,352)	–
Dividends on deferred share units	(4)	–
Balance, end of period	597,448	520,272

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period (1)	63,886	28,145
Other comprehensive income	8,461	24,498
Balance, end of period	72,347	52,643

TOTAL SHAREHOLDERS’ EQUITY	$ 855,491	$ 740,346

(1)

The opening balances for all periods presented represent net foreign currency translation adjustments. These balances have been reclassified in accordance with the new financial instruments accounting standards. Refer to Note 1.

(See accompanying notes)

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second Quarter Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 10,845	$ 17,936	$ 38,784	$ 42,117
Items not involving cash:
Depreciation and amortization	10,124	9,144	19,668	18,070
Amortization of deferred financing costs	56	38	98	436
Future income taxes	(5,724)	(2,046)	(8,922)	(694)
Stock-based compensation (Note 6)	1,536	630	2,360	1,247
Pension and post-retirement defined benefit plans	124	361	874	966
Restructuring activities (Note 3)	12,608	(134)	14,722	(400)
Loss (gain) on disposal of property, plant and equipment	(101)	(6)	(110)	25
	29,468	25,923	67,474	61,767
Net changes in non-cash balances related to operations (Note 11)	29,200	6,708	(17,041)	(17,684)
CASH PROVIDED BY OPERATING ACTIVITIES	58,668	32,631	50,433	44,083
FINANCING ACTIVITIES
Bank indebtedness	(272)	766	1,025	(939)
Long-term debt	(7,812)	(27,564)	(14,396)	(18,721)
Dividends on common shares	(4,177)	–	(4,177)	–
Issuance of capital stock (Note 5)	–	17	14,698	34
CASH USED IN FINANCING ACTIVITIES	(12,261)	(26,781)	(2,850)	(19,626)
INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 11)	(594)	–	(2,764)	(4,946)
Additions to property, plant and equipment – net	(4,220)	(4,059)	(8,387)	(7,530)
Deferred development costs	(4,303)	(2,085)	(6,620)	(3,928)
Funds held by ceding insurer	–	(32)	–	(57)
Intangible assets	(465)	(874)	(583)	(2,399)
CASH USED IN INVESTING ACTIVITIES	(9,582)	(7,050)	(18,354)	(18,860)
Effect of exchange rate changes on cash	657	602	838	643
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,482	(598)	30,067	6,240
Cash and cash equivalents, beginning of period	18,510	19,183	25,925	12,345
CASH AND CASH EQUIVALENTS, END OF PERIOD (Note 11)	$ 55,992	$ 18,585	$ 55,992	$ 18,585

 (See accompanying notes

Notes to the Consolidated Financial Statements
As at June 30, 2007
All figures in thousands of US$, except share amounts (Unaudited)

1.

Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company, Dorel Industries Inc. (“Dorel” or the “Company”). They have been prepared on a basis consistent with those followed in the most recent audited financial statements except for change in accounting policies noted below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2006.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Effective January 2007, the Company’s electric ride-on toy business, previously included in the Juvenile segment, has been transferred to the Recreational / Leisure segment. To allow for better year-over-year comparability, prior year comparative segmented revenue of $3,032 for the quarter ($7,502 year to date) and earnings from operations of $311 for the quarter ($679 year to date) have been reclassified. Segmented figures are presented in Note 12 to these interim financial statements. Certain other prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Change in Accounting Policies

Effective as of the beginning of our 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments remeasured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and June 30, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $255 as at June 30, 2007 ($331 – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet.  The adoption of these standards had no impact on the consolidated statement of income.

2.

Business acquisition

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2,521 (AUD$3,178) in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7,437 (AUD$9,375) through its existing credit facilities.  The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The Company is presently in the process of allocating the cost of this purchase to the net assets acquired. An amount of $1,824 has been preliminarily attributed to goodwill.

3.

Restructuring activities

Juvenile Segment

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities affecting the Juvenile Segment. Significant operational changes related to the production facilities in Telgate, Italy and Cholet, France are being implemented. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges of approximately $15,000. To date, the Company has recorded a cumulative charge of $9,884 under the plan, including $1,615 of non-cash charges related to the write-down of long-lived assets and inventory markdowns, $8,625 of employee severance and termination benefits and $130 of other associated costs, net of curtailment gains on defined benefit pension plans of $486. Of this $9,884 cumulative charge, $4,000 was recorded in the fourth quarter of 2006 and $5,884 has been recorded in the current fiscal year.  Additional costs expected to be incurred under this plan are approximately $4,000 of severance and $1,000 of other associated costs.

The costs recognized in the current year for restructuring activities consist of the following:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Employee severance and termination benefits	$ 3,628	$ –	$ 5,754	$ –
Other associated costs	130	–	130	–
Total	$ 3,758	$ –	$ 5,884	$ –

As at June 30, 2007, the related restructuring plan provision totaling $8,027 consists of employee termination benefits. Of this amount, $7,172 is included in accrued liabilities and $855 is included in other long-term liabilities. A summary of the Company’s restructuring plan provision is as follows:

	Balance December 30, 2006	2007 Provision	Cash paid	Effect of foreign exchange	Balance June 30, 2007

Employee severance and termination benefits	$ 2,935	$ 5,754	$ (779)	$ 117	$ 8,027
Other associated costs	–	130	(130)	–	–
Total	$ 2,935	$ 5,884	$ (909)	$ 117	$ 8,027

Home furnishing Segment

On May 17, 2007, the Company announced a plan for restructuring at Ameriwood Industries.  The Company has determined that its current ready-to-assemble (RTA) furniture manufacturing footprint exceeds anticipated market needs. The plan calls for the suspension of the majority of manufacturing operations at the Dowagiac, Michigan RTA facility by mid-July. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment.

The total pre-tax cost of the restructuring plan is expected to be $11,543, including $9,477 non-cash charges related to the write-down of long-lived assets and inventory markdowns, $882 of employee severance and termination benefits, $450 of contract termination costs and $734 of other associated costs. The plan is expected to be completed by the third quarter of 2008, with the majority of the costs being recorded this year.

The costs recognized for restructuring activities consist of the following:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Building and equipment write-downs	$ 5,727	$ –	$ 5,727	$ –
Employee severance and termination benefits	245	–	245	–
Other associated costs	25	–	25	–
Recorded as Restructuring costs	5,997	–	5,997	–
Inventory markdowns (in Cost of sales)	3,750	–	3,750	–
Total	$ 9,747	$ –	$ 9,747	$ –

A summary of the Company’s restructuring plan provision included in accrued liabilities is as follows:

	Balance December 30, 2006	2007 Provision	Cash paid	Balance June 30, 2007

Employee severance and termination benefits	$ –	$ 245	$ –	$ 245
Other associated costs	–	25	–	25
Total	$ –	$ 270	$ –	$ 270

4.

Long-term debt

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325,000 as disclosed in the Company’s year-end financial statements for December 30, 2006. The credit agreement was also amended to include an accordion feature allowing the Company to have access to an additional $200,000 on a revolving basis, if required. As at June 30, 2007, an amount of $212,000 relating to this facility is included in long-term debt.

5.

Capital stock

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Six Months Ended June 30, 2007		Year Ended December 30, 2006
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,440,544	$ 1,921	4,473,244	$ 1,939
Converted from Class “A” to Class “B” (1)	–	–	(32,700)	(18)
Balance, end of period	4,440,544	$ 1,921	4,440,544	$ 1,921

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,420,898	$ 160,634	28,385,698	$ 160,564
Converted from Class “A” to Class “B” (1)	–	–	32,700	18
Issued under stock option plan (2)	535,750	14,716	2,500	52
Balance, end of period	28,956,648	$ 175,350	28,420,898	$ 160,634

TOTAL CAPITAL STOCK		$ 177,271		$ 162,555

(1)

In 2006, the Company converted 32,700 (2007 - nil) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.56 per share (2007 - nil).

(2)

During the period, the Company realized tax benefits amounting to $18 (2006 - $8) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

6.

Stock-based compensation

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2012.

The Company's stock option plan is as follows:

	Six Months Ended June 30, 2007		Year Ended December 30, 2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,364,000	$ 30.73	1,456,500	$ 30.88
Granted	1,517,000	31.12	–	–
Exercised	(535,750)	27.11	(2,500)	16.95
Cancelled	(6,500)	28.86	(90,000)	33.35
Options outstanding, end of period	2,338,750	$ 31.83	1,364,000	$ 30.73

Total exercisable, end of period	584,125	$ 33.37	942,000	$ 29.68

A summary of options outstanding as of June 30, 2007 is as follows:

Total Outstanding				Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$29.27 - $30.96	1,559,500	$ 30.85	4.80	53,750	$ 29.49
$31.80 - $34.98	779,250	33.79	2.00	530,375	33.77
	2,338,750	$ 31.83	3.87	584,125	$ 33.37

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Total compensation cost recognized in income for employee stock options for the quarter and six months ended June 30, 2007 amounts to $1,385 and $2,124 respectively (2006 - $583 and $1,153 respectively), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		Second Quarter Ended June 30,		Six Months Ended June 30,
		2007	2006	2007	2006

Net income	As reported	$ 10,845	$ 17,936	$ 38,784	$ 42,117
	Pro forma	$ 10,816	$ 17,893	$ 38,719	$ 41,586

Basic earnings per share	As reported	$ 0.32	$ 0.55	$ 1.17	$ 1.28
	Pro forma	$ 0.32	$ 0.54	$ 1.17	$ 1.27

Fully diluted earnings per share	As reported	$ 0.32	$ 0.55	$ 1.17	$ 1.28
	Pro forma	$ 0.32	$ 0.54	$ 1.17	$ 1.27

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). A plan participant may also receive dividend equivalents paid in the form of DSU’s. During the second quarters ended June 30, 2007 and 2006, 4,556 and 2,072 DSU’s were issued respectively for fees forfeited and $151 (2006 - $47) was expensed and credited to contributed surplus. During the quarter, an additional 136 DSU’s were issued for dividend equivalents and $4 (2006 – nil) was charged to retained earnings and credited to contributed surplus. During the six month periods ended June 30, 2007 and 2006, 7,239 and 3,764 DSU’s were issued respectively for fees forfeited and $236 (2006 - $94) was expensed and credited to contributed surplus. During the six months ended June 30, 2007, an additional 136 DSU’s were issued for dividend equivalents and $4 (2006 – nil) was charged to retained earnings and credited to contributed surplus. At June 30, 2007, 23,097 DSU’s are outstanding with related contributed surplus amounting to $669.

7.

Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	33,397,192	32,860,228	33,174,177	32,859,722
Dilutive effect of stock options and deferred share units	2,441	262	22,870	161
Weighted average number of diluted shares	33,399,633	32,860,490	33,197,047	32,859,883
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	882,755	1,434,454	2,328,512	1,438,172

8.

Insurance recovery

In the quarter, the Company has recorded a recovery of $2,200 in connection with the final settlement of a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices. This insurance recovery was recorded as a reduction of these additional costs, in cost of sales. In the third quarter of last year, the Company had recorded a recovery of $5,000 in connection with this claim.

9.

Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Defined contribution pension plans	$ 390	$ 340	$ 794	$ 766
Defined benefit pension plans	839	599	1,660	1,184
Post-retirement benefit plans	75	655	150	931
Total	$ 1,304	$ 1,594	$ 2,604	$ 2,881

10.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Depreciation – Property, plant and equipment	$ 6,492	$ 5,529	$ 12,875	$ 11,051
Amortization – Deferred development costs	2,477	2,382	4,544	4,503
Amortization – Intangibles	1,155	1,233	2,249	2,516
Total	$ 10,124	$ 9,144	$ 19,668	$ 18,070

11.

Statement of cash flows

Acquiring a long-lived asset by incurring a liability does not result in a cash outflow for the Company until the liability is paid. As such, the consolidated statement of cash flows excludes the following non-cash transactions:

	Second Quarter and Six Months Ended June 30,
	2007	2006

Acquisition of property, plant and equipment financed by accounts payable and accrued liabilities	$ 695	$ 593
Acquisition of intangible assets financed by accounts payable and accrued liabilities	$ 37	$ –

Net changes in non-cash balances related to operations are as follows:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Accounts receivable	$ 17,874	$ 37,486	$ (814)	$ 28,351
Inventories	(7,578)	(32,973)	953	(32,565)
Prepaid expenses	1,546	1,508	(169)	151
Accounts payable, accruals and other liabilities	9,031	3,137	(26,937)	(9,699)
Income taxes	8,327	(2,450)	9,926	(3,922)
Total	$ 29,200	$ 6,708	$ (17,041)	$ (17,684)

Details of acquisition of subsidiary companies:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Acquisition of subsidiary companies (Note 2)	$ –	$ –	$ (2,521)	$ –
Cash acquired	–	–	351	–
	–	–	(2,170)	–
Balance of sale paid	(594)	–	(594)	(4,946)
	$ (594)	$ –	$ (2,764)	$ (4,946)

The components of cash and cash equivalents are:

	Second Quarter and Six Months Ended June 30,
	2007	2006

Cash	$ 30,948	$ 18,585
Short-term investments	25,044	–
Cash and cash equivalents	$ 55,992	$ 18,585

Supplementary disclosure:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Interest paid	$ 4,277	$ 6,083	$ 12,229	$ 16,849
Income taxes paid	$ 2,500	$ 4,597	$ 7,932	$ 14,813
Income taxes received	$ –	$ 542	$ 1,932	$ 5,794

12.

Segmented information

Industry Segments

	For The Second Quarter Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$459,035	$435,914	$233,607	$213,191	$105,643	$120,079	$ 119,785	$102,644
Cost of sales	349,095	341,741	161,946	150,955	92,026	104,140	95,123	86,646
Selling, general and administrative expenses	58,379	52,349	38,658	33,642	9,312	8,951	10,409	9,756
Depreciation & amortization	10,101	9,120	8,163	7,202	1,601	1,656	337	262
Research and development costs	1,880	2,252	1,122	1,580	758	672	–	–
Restructuring costs (Note 3)	9,755	–	3,758	–	5,997	–	–	–
Earnings (loss) from Operations	29,825	30,452	$ 19,960	$ 19,812	$ (4,051)	$ 4,660	$13,916	$ 5,980
Interest	6,250	7,546
Corporate expenses	6,684	5,359
Income taxes	6,046	(389)
Net income	$ 10,845	$ 17,936

	For The Six Months Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$914,704	$886,938	$ 478,834	$ 448,814	$228,196	$ 253,806	$ 207,674	$184,318
Cost of sales	693,597	691,657	329 034	318,982	198,621	221,133	165,942	151,542
Selling, general and administrative expenses	113,761	100,386	73,453	62,881	20,563	18,662	19,745	18,843
Depreciation & amortization	19,624	18,025	15,573	14,203	3,207	3,305	844	517
Research and development costs	4,488	4,533	3,040	3,091	1,448	1,442	–	–
Restructuring costs (Note 3)	11,881	–	5,884	–	5,997	–	–	–
Earnings (loss) from Operations	71,353	72,337	$ 51,850	$ 49,657	$ (1,640)	$ 9,264	$ 21,143	$ 13,416
Interest	12,798	15,463
Corporate expenses	12,142	9,793
Income taxes	7,629	4,964
Net income	$ 38,784	$ 42,117

Geographic Segments – Origin of Revenues

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Canada	$ 45,517	$ 38,203	$ 98,026	$ 88,015
United States	277,255	270,975	526,143	533,927
Europe	108,992	92,743	230,901	190,636
Other foreign countries	27,271	33,993	59,634	74,360
Total	$ 459,035	$ 435,914	$ 914,704	$ 886,938

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	June 30, 2007	Dec. 30, 2006	June 30, 2007	Dec. 30, 2006	June 30, 2007	Dec. 30, 2006	June 30, 2007	Dec. 30, 2006
Balance, beginning of period	$501,356	$481,518	$ 326,969	$ 307,259	$31,172	$ 31,172	$ 143,215	$ 143,087
Additions (Note 2)	1,824	–	1,824	–	–	–	–	–
Additional consideration	–	128	–	–	–	–	–	128
Foreign exchange	4,319	19,710	4,319	19,710	–	–	–	–
Balance, end of period	$507,499	$501,356	$ 333,112	$ 326,969	$31,172	$ 31,172	$ 143,215	$ 143,215

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

August 8, 2006